Exhibit 99.1

Kamada Reports Record-High First Half and Second Quarter 2026 Financial Results, Representing Double-Digit Profitable Growth and the Strongest in Kamada's History; Affirms 2026 Annual Guidance

●	Record-High First Half Revenues of $100.2 Million, up 13% Year-over-Year; Record-High First Half Adjusted EBITDA of $25.7 Million, a 26% margin of Revenues, up 14% Year-over-Year

●	Record-High Second Quarter Revenues of $54.9 Million, up 23% Year-over-Year; Second Quarter Adjusted EBITDA of $14.1 Million, a 26% margin of Revenues, up 29% Year-over-Year

●	Net Income for the First Half was $13.4 Million, up 18% Year-over-Year; Second Quarter Net Income of $9.3 Million, up 26% Year-over-Year

●	Company Affirms 2026 Annual Guidance of $200 Million – $205 Million in Revenues and $50 Million – $53 Million of Adjusted EBITDA, Representing Annual Double-Digit Organic Profitable Growth

●	Strong Cash Generated from Operating Activities of $17.8 Million During the First Six Months of 2026, Compared to $7.5 Million During the First Six Months of 2025

●	Secured a First-Time Strategic Three-Year Sales Agreement of approximately $50 Million to Supply Plasma to a Leading Biopharmaceutical Company

●	Company Remains Focused on Accelerating Growth Through Business Development and M&A Transactions

●	Conference Call and Live Webcast Today at 8:30am ET

REHOVOT, Israel, and HOBOKEN, NJ – August 12, 2026 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field, today announced financial results for the three months and six months ended June 30, 2026.

“We continue to execute on our plan delivering record-high operational and financial performance during the first half of 2026, with strong double-digit growth in revenues and adjusted EBITDA for both the six-month and second quarter reporting periods,” said Amir London, Kamada’s Chief Executive Officer. “The first half of the year was the strongest in Kamada’s history with revenues of $100.2 million and adjusted EBITDA of $25.7 million, representing notable 26% margin of revenues. The underlying demand for our products, including KEDRAB® in the U.S. market, as well as VARIZIG® and HEPAGAM®, continues to increase significantly. Based on our first half performance, representing approximately 50% of our annual guidance midpoints, we are reiterating our 2026 annual guidance of $200 million to $205 million in revenues and $50 million to $53 million of adjusted EBITDA, respectively, representing 12% and 23% growth when comparing 2026 guidance mid-points to 2025 results.”

“For the second half of 2026, our focus continues to be on growing sales of our entire commercial portfolio, including our six FDA-approved specialty plasma-derived products. In our Distribution segment, growth is supported by the launch of additional biosimilar products in the Israeli market, as well as the expansion of the Distribution business to the MENA region, which is already ongoing with new distribution agreements being signed. We continue to ramp up plasma collection at our Texas-based facilities in support of our new three-year sale agreement of approximately $50 million. Lastly, securing new business development and M&A opportunities remain a core focus, and we are committed to expanding our current commercial portfolio and accelerating our current annual double-digit organic growth in the years to come,” concluded Mr. London.

Financial Highlights for the Three Months Ended June 30, 2026

●	Record-high total revenues of $54.9 million for the second quarter of 2026, up 23% compared to $44.8 million in the second quarter of 2025. The increase in revenues was driven by the diversity of the Company’s portfolio, primarily attributable to increased sales of KEDRAB in the U.S. market and VARIZIG and HEPAGAM.

●	Gross profit and gross margins were $22.5 million and 41%, respectively, in the second quarter of 2026, as compared to $18.9 million and 42%, respectively, in the second quarter of 2025. The increase in gross profit is in line with the increase in total revenues.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $13.0 million in the second quarter of 2026, as compared to $11.9 million in the second quarter of 2025. The increase was in support of our increased commercial operations.

●	Net income was $9.3 million, or $0.16 per diluted share, in the second quarter of 2026, up 26% compared to $7.4 million, or $0.13 per diluted share, in the second quarter of 2025.

●	Adjusted EBITDA, as detailed in the tables below, was $14.1 million in the second quarter of 2026, up 29% compared to $10.9 million in the second quarter of 2025. Adjusted EBITDA for the second quarter represents a 26% margin of revenues and is the outcome of our continued profitable commercial growth.

●	Cash provided by operating activities was $18.1 million in the second quarter of 2026, as compared to $8.0 million in the second quarter of 2025. The increase in operating cash flow is indicative of the Company’s ability to convert its increased profitability into cash-flow.

Financial Highlights for the Six Months Ended June 30, 2026

●	Record-high total revenues for the first six months of 2026 were $100.2 million, a 13% increase from $88.8 million generated in the first six months of 2025. The increase in revenues was driven by the diversity of the Company’s portfolio, primarily attributable to increased sales of KEDRAB in the U.S. market and VARIZIG and HEPAGAM. Total revenues for the first six months of 2026 are at approximately 50% of the mid-point of the 2026 annual guidance.

●	Gross profit and gross margins for the first six months of 2026 were $41.6 million and 42%, respectively, compared to $39.7 million and 45%, respectively, in the first six months of 2025. The increase in gross profit is in line with the increase in total revenues.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $25.1 million for the first six months of 2026, as compared to $24.8 million in the first six months of 2025, resulting from the continued disciplined management of our operational expenses while supporting the Company’s expanded commercial operations.

●	Net income for the first six months of 2026 was $13.4 million, or $0.23 per diluted share, up 18% as compared to $11.3 million, or $0.19 per diluted share, in the first six months of 2025.

●	Record-high Adjusted EBITDA, as detailed in the tables below, was $25.7 million in the first six months of 2026, a 14% increase as compared to $22.5 million in the first six months of 2025. Adjusted EBITDA for the first six months of 2026 is at 50% of the mid-point of the 2026 annual guidance.

●	Cash provided by operating activities during the first six months of 2026 was approximately $17.8 million, as compared to $7.5 million during the first six months of 2025. The increase in operating cash flow is indicative of the Company’s ability to convert its increased profitability into cash-flow.

Balance Sheet Highlights

As of June 30, 2026, Kamada had cash and cash equivalents and short-term investment totaling $70.1 million, as compared to $75.5 million as of December 31, 2025. During the second quarter, the Company executed the $14.4 million dividend payment.

Recent Corporate Highlights

●	Announced a three-year sales agreement of approximately $50 million to supply plasma to a leading biopharmaceutical company focused on plasma-derived therapies. Initial commercial sales under the agreement are expected to be recorded in the fourth quarter of 2026. Expected fourth quarter sales from this agreement are included in the Company’s current annual guidance.

●	Announced that results of an Investigator-Initiated Study were presented at the 2026 International Society for Heart and Lung Transplant (ISHLT). Findings from analyses of CMV high-risk lung transplant recipients suggested CYTOGAM use is associated with improved clinical outcomes, supporting increased CYTOGAM utilization. The study is part of the Company’s comprehensive post-marketing research program aimed at generating key data in support of the benefits of CYTOGAM in the management of cytomegalovirus (CMV) in solid organ transplantation.

●	Announced FDA approval of the Company’s new in-house Rapid Fluorescent Focus Inhibition Test (RFFIT) laboratory. RFFIT is the gold standard neutralizing test used to measure the level of rabies-neutralizing antibodies.

●	Paid cash dividend of $0.25 (approximately NIS 0.77) per share on the Company’s ordinary shares (totaling approximately $14.4 million). The cash dividend was paid on April 7, 2026, to shareholders of record at the close of business on March 23, 2026.

●	Concluded a renewal of the collective bargaining agreement with Histadrut - General Federation of Labor in Israel and the Employees’ Committee of Kamada’s Beit Kama production facility in Israel for a period of four years ending on December 31, 2029.

Fiscal 2026 Guidance

Kamada is reiterating its 2026 annual financial guidance of total revenues in the range of $200 million to $205 million, and adjusted EBITDA in the range of $50 million to $53 million, representing year-over-year increase of 12% in revenues and 23% in adjusted EBITDA based on mid-point of 2026 annual guidance.

Conference Call Details

Kamada management will host an investment community conference call on Wednesday, August 12, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the call by dialing 1-877-407-0792 (from within the U.S.), 1-809-406-247 (from Israel), or 1-201-689- 8263 (International) using conference I.D. 13761830. The call will be webcast live on the internet at: https://viavid.webcasts.com/starthere.jsp?ei=1770235&tp_key=a29c72f53b.

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, whereas adjusted EBITDA is the EBITDA plus non-cash share-based compensation expenses and certain other costs.

For the projected 2026 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control. Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort. Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two equine-based anti-snake venom products. Second, distribution of third parties' pharmaceutical products in Israel & the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) Kamada’s re-affirmation of its 2026 annual financial guidance; 2) expected growth in sales of the Company’s commercial portfolio and Distribution segment; 3) the expected timing and contribution of plasma sales under the Company’s new supply agreement, including revenue contributions to 2026 financial results; 4) the Company’s ability to secure new business development and M&A opportunities; 5) the Company’s expectations regarding long-term double-digit profitable growth; 6) the Company’s ability to convert profitability into cash flows; 7) the Company’s ability to expand its current commercial portfolio; and 8) optimism about increased sales of CYTOGAM based on results of an Investigator-Initiated Study. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, the effect of tariffs on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such tariffs, the effect on the establishment and timing of business initiatives, Kamada’s ability to find business development and M&A transactions and leverage such opportunities and successfully integrate such opportunities with its existing product portfolio, unexpected results of clinical and development programs, regulatory delays, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

---tables to follow---

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of		As of
	June 30,		December 31,
	2026	2025	2025
	Unaudited
	U.S. Dollars in Thousands

Assets
Current Assets
Cash and cash equivalents	$29,473	$65,985	$75,469
Short-term investments	40,660	-	-
Trade receivables, net	36,707	30,501	27,007
Other accounts receivables	5,859	4,704	5,656
Inventories	86,875	82,079	84,943
Total Current Assets	199,574	183,269	193,075

Non-Current Assets
Property, plant and equipment, net	43,271	37,894	41,367
Right-of-use assets	8,730	9,250	8,900
Intangible assets, and other long-term assets	93,967	99,640	97,511
Goodwill	30,313	30,313	30,313
Contract assets	7,307	7,807	7,544
Total Non-Current Assets	183,588	184,904	185,635
Total Assets	$383,162	$368,173	$378,710
Liabilities
Current Liabilities
Current maturities of lease liabilities	2,286	1,866	2,121
Current maturities of other long term liabilities	6,031	9,850	9,923
Trade payables	28,351	25,077	23,242
Other accounts payables	12,330	8,804	12,108
Deferred revenues	161	177	-
Total Current Liabilities	49,159	45,774	47,394

Non-Current Liabilities
Lease liabilities	9,515	9,549	9,440
Contingent consideration	21,327	18,884	20,372
Other long-term liabilities	28,962	32,782	30,113
Deferred taxes	3,820	659	1,651
Employee benefit liabilities, net	821	571	670
Total Non-Current Liabilities	64,445	62,445	62,246

Shareholder’s Equity
Ordinary shares	15,081	15,077	15,078
Additional paid in capital net	268,404	268,243	268,283
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	160	456	177
Capital reserve from share-based payments	7,110	5,226	5,711
Capital reserve from employee benefits	394	374	385
Accumulated deficit	(18,101)	(25,932)	(17,074)
Total Shareholder’s Equity	269,558	259,954	269,070
Total Liabilities and Shareholder’s Equity	$383,162	$368,173	$378,710

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2026	2025	2026	2025	2025
	Unaudited		Unaudited
	U.S. Dollars in Thousands

Revenues from proprietary products	$83,926	$78,453	$47,699	$38,436	$156,206
Revenues from distribution	16,235	10,319	7,222	6,318	24,254

Total revenues	100,161	88,772	54,921	44,754	180,460

Cost of revenues from proprietary products	44,806	40,580	26,604	20,842	83,928
Cost of revenues from distribution	13,772	8,514	5,850	4,983	20,125

Total cost of revenues	58,578	49,094	32,454	25,825	104,053

Gross profit	41,583	39,678	22,467	18,929	76,407

Research and development expenses	4,381	7,465	2,200	3,219	12,995
Selling and marketing expenses	9,691	9,068	4,938	4,558	18,455
General and administrative expenses	11,048	8,265	5,819	4,067	18,724
Other expenses	-	14	-	14	-
Operating income	16,463	14,866	9,510	7,071	26,233

Financial income	859	987	434	453	1,921
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	(693)	(723)	(432)	(974)	(1,171)
Revaluation of long- term liabilities	(490)	(2,380)	1,048	(605)	(2,652)
Financial expenses	(559)	(384)	(371)	(192)	(864)
Income before tax on income	15,580	12,366	10,189	5,753	23,467
Taxes on income	(2,186)	(1,026)	(927)	1,623	(3,269)

Net Income	$13,394	$11,340	$9,262	$7,376	$20,198

Other Comprehensive Income (loss) :
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain on cash flow hedges	784	563	694	677	1,069
Net amounts transferred to the statement of profit or loss for cash flow hedges	(801)	(158)	(528)	(104)	(943)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain from defined benefit plan	9	10	20	2	21
Total comprehensive income (loss)	$13,386	$11,755	$9,448	$7,951	$20,345

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.23	$0.20	$0.16	$0.13	$0.35
Diluted net earnings per share	$0.23	$0.19	$0.16	$0.13	$0.35

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months period Ended		Three months period Ended		Year Ended
	June 30,		June 30,		December 31,
	2026	2025	2026	2025	2025
	Unaudited
	U.S Dollars In thousands
Cash Flows from Operating Activities
Net income	$13,394	$11,340	$9,262	$7,376	$20,198

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	7,742	7,357	3,891	3,746	14,918
Financial expenses net	883	2,500	(679)	1,318	2,766
Cost of share-based payment	1,520	270	720	95	845
Taxes on income	2,186	1,026	927	(1,623)	3,269
Gain from sale of property and equipment	-	(8)	-	-	(8)
Change in employee benefit liabilities, net	165	74	134	58	183
	12,496	11,219	4,993	3,594	21,973
Changes in asset and liability items:

Increase in trade receivables, net	(9,948)	(8,670)	(191)	(2,113)	(5,407)
Decrease (increase) in other accounts receivables	(697)	1,078	(1,985)	1,749	(535)
Increase in inventories	(1,932)	(3,260)	(1,438)	(3,721)	(6,124)
Decrease in contract asset	237	212	118	118	475
Increase (decrease) in trade payables	3,912	(4,131)	5,358	(383)	(6,870)
Increase (decrease) in other accounts payables	(87)	(883)	1,810	1,161	950
Increase (decrease) in deferred revenues	161	6	94	(28)	(171)
	(8,354)	(15,648)	3,766	(3,217)	(17,682)
Cash received (paid) during the period for:

Interest paid	(559)	(384)	(372)	(208)	(864)
Interest received	859	987	434	453	1,921
Taxes (paid) received	(59)	(6)	(15)	23	(56)
	241	597	47	268	1,001

Net cash provided by operating activities	$17,777	$7,508	$18,068	$8,021	$25,490

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Six months period Ended		Three months period Ended		Year Ended
	June 30,		June 30,		December 31,
	2026	2025	2026	2025	2025
	Unaudited
	U.S Dollars In thousands
Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	(3,080)	(3,482)	(2,107)	(2,014)	(9,846)
Investment in short term investments	(40,660)	-	(435)	-	-
Proceeds from sale of property and equipment	-	8	-	-	8
Net cash used in investing activities	(43,740)	(3,474)	(2,542)	(2,014)	(9,838)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	3	49	3	3	50
Repayment of lease liabilities	(857)	(418)	(468)	(404)	(972)
Repayment of other long-term liabilities	(4,577)	(4,509)	(4,110)	(4,184)	(5,889)
Dividends Paid	(14,421)	(11,534)	(14,421)	(11,534)	(11,534)
Net cash used in financing activities	(19,852)	(16,412)	(18,996)	(16,119)	(18,345)

Exchange differences on balances of cash and cash equivalent	(181)	(72)	21	(153)	(273)

Decrease in cash and cash equivalents	(45,996)	(12,450)	(3,449)	(10,265)	(2,966)

Cash and cash equivalents at the beginning of the period	75,469	78,435	32,922	76,250	78,435

Cash and cash equivalents at the end of the period	$29,473	$65,985	$29,473	$65,985	$75,469

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$685	$509	$246	$157	$1,221
Purchase of property and equipment and Intangible assets	$1,743	$1,030	$1,743	$1,030	$2,523

NON-IFRS MEASURES

	Six months period ended		Three months period ended		Year ended
	June 30,		June 30,		December 31,
	2026	2025	2026	2025	2025
	In thousands
Net income	$13,394	$11,340	$9,262	$7,376	$20,198
Taxes on income	2,186	1,026	927	(1,623)	3,269
Financial expense (income), net	883	2,500	(679)	1,318	2,766
Depreciation and amortization expense	7,742	7,357	3,891	3,746	14,924
Non-cash share-based compensation expenses	1,520	270	720	95	845
Adjusted EBITDA	$25,725	$22,493	$14,121	$10,912	$42,002